Exhibit (e)(3)(B)
CONFIDENTIAL
EXECUTIVE CHANGE IN CONTROL AGREEMENT
     This Executive Change in Control Agreement (the “Agreement”) is made as of April 20, 2009 by and between Eurand N.V., a Netherlands corporation and Eurand S.p.A. (collectively the “Company”), and Robert Becker (“Executive”).
     WHEREAS, Executive is an executive of the Company, currently serving as its Chief Research Officer;
     WHEREAS, the Company desires to provide Executive with certain benefits in the event the Company experiences a Change in Control (defined below);
     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter set forth and intending to be legally bound hereby, the Company and Executive (individually a “Party” and together, the “Parties”) agree as follows:
     1. Definitions.
          (a) “Annual Base Salary” shall mean the greater of (i) Executive’s annual base salary (including authorized deferrals and salary reduction amounts) in effect immediately prior to the occurrence of a Change in Control (as defined below) or (ii) Executive’s base salary (including authorized deferrals and salary reduction amounts) in effect immediately prior to the Executive’s Termination Date.
          (b) “Bonus” shall mean the greater of (i) the actual bonus earned by Executive for the calendar year immediately preceding the calendar year in which a Change in Control occurs or (ii) the actual bonus earned by Executive for the calendar year immediately preceding the calendar year in which the Termination Date occurs.
          (c) “Board” shall mean the Board of Directors of Eurand N.V.
          (d) “Cause” shall mean: (i) willful fraud or willful material dishonesty in connection with Executive’s employment by the Company; (ii) intentional failure by Executive to substantially perform Executive’s duties hereunder or gross neglect in the performance of such duties; (iii) gross misconduct by Executive that is materially detrimental to the Company’s reputation, goodwill or business operations; (iv) a breach of any of the restrictive covenants as provided in Executive’s existing employment agreement, if applicable; or (v) the conviction of, or plea of nolo contendere to, a charge of commission of a felony.
          (e) “Change in Control” shall, unless the Board otherwise directs by resolution adopted prior thereto, be deemed to have occurred if:
               (i) any person (as defined in Section 3(a)(9) of the U.S. Securities Exchange Act of 1934, and as used in Sections 13(d) and 14(d) thereof, including any “group” as defined in Section 13(d)(3) thereof) (a “Person”), but excluding the Company, any Subsidiary, any employee benefit plan sponsored or maintained by the Company or any Subsidiary (including any trustee of such plan acting as trustee), and any Person who owns shares of the

Company representing 50% or more of the Company’s outstanding securities eligible to vote for the election of directors of the Company (the “Voting Shares”) immediately prior to any merger, consolidation, reorganization, recapitalization or other similar business transaction sale of all or substantially all of the Company’s assets or combination of the foregoing transactions (a “Transaction”), becomes the beneficial owner of 50% or more of the Voting Shares;
               (ii) the Company undergoes a Transaction other than a Transaction involving only the Company and one or more affiliates, and immediately following such Transaction the shareholders of the Company immediately prior to the Transaction do not continue to own at least a majority of the voting power in the resulting entity;
               (iii) the persons who are the members of the Board immediately prior to the Transaction the “Incumbent Directors”) shall cease (for any reason other than death) to constitute at least a majority of members of the Board or the board of directors of any successor to the Company, provided that any director who was not a director immediately prior to the Transaction shall be deemed to be an Incumbent Director if such director was elected to the Board by, or on the recommendation of or with the approval of, at least a majority of the directors who then qualified as Incumbent Directors, either actually or by prior operation of this definition; or
               (iv) the shareholders of the Company approve a plan of liquidation or dissolution of the Company, or any such plan is actually implemented.
     Notwithstanding the foregoing, a Change in Control of the Company shall not be deemed to occur solely because any person acquires beneficial ownership of more than 50% of the Voting Shares as a result of the acquisition of Voting Shares by the Company which reduces the number of the Voting Shares outstanding; provided, that if after such acquisition by the Company such person becomes the beneficial owner of additional Voting Shares that increases the percentage of outstanding Voting Shares beneficially owned by such person, a Change in Control of the Company shall then occur.
          (f) “Code” means the Internal Revenue Code of 1986, as amended.
          (g) “Disability” means that Executive has been determined by the Board, in its discretion, or pursuant to any provision of applicable law, to meet the requirements for payment of long-term disability benefits by reason of total disability.
          (h) “Good Reason” means any one or more of the following:
               (i) a material diminution in Executive’s authority, duties or responsibilities;
               (ii) a material diminution in Executive’s Base Salary;
               (iii) any action or inaction that constitutes a material breach by the Company under the Agreement; or

               (iv) a material change in the geographic location at which Executive must perform services, which, for purposes of this Agreement, shall mean the relocation of more than twenty-five (25) miles from the offices at which Executive is principally employed immediately before the Change in Control.
          Notwithstanding the foregoing, the Executive must provide written notice of termination for Good Reason to the Company within ninety (90) days after the initial occurrence of the event constituting Good Reason, and the Company shall have a period of forty-five (45) days from receipt of such notice to correct the event that constitutes the grounds for Good Reason as set forth in the Executive’s notice of termination for Good Reason. If the Company does not correct the event constituting Good Reason within such forty-five (45) day period, the Executive’s employment with the Company shall terminate on the first business day that immediately follows the end of the Company’s forty-five (45) day cure period, unless the Company requires an earlier termination date.
          (i) “Notice of Termination” means a written notice which (i) indicates the specific termination provision in this Agreement relied upon, and (ii) briefly summarizes the facts and circumstances deemed to provide a basis for termination of the Executive’s employment under the provision so indicated.
          (j) “Release” shall have the meaning set forth in Section 4.
          (k) “Subsidiary” shall mean a subsidiary (“dochtermaatschappij”) of the Company within the meaning given to it by Article 2:24c of the Netherlands Civil Code.
          (l) “Termination Date” shall mean the last day of Executive’s employment with the Company.
          (m) “Termination of Employment” shall mean the termination of Executive’s active employment relationship with the Company.
     2. Termination of Employment on Account of a Change in Control.
          (a) Termination on Account of a Change in Control. In the event that Executive’s employment with the Company is terminated on account of: (i) an involuntary termination by the Company upon or within eighteen (18) months following a Change in Control for any reason other than Cause, death or Disability, (ii) a termination by the Executive upon or within eighteen (18) months following a Change in Control for Good Reason, or (iii) an involuntary termination by the Company for any reason other than for Cause, death or Disability within six (6) months prior to an anticipated Change in Control at the request or direction of the acquirer involved in the Change in Control, Executive shall be entitled to the benefits provided in subsection (b) of this Section 2.
          (b) Compensation in Connection With a Termination on Account of a Change in Control. Subject to the provisions of Section 3 hereof, in the event a termination described in subsection (a) of this Section 2 occurs, the Company shall provide Executive with the following severance compensation, provided that Executive executes and does not revoke a Release:

          (i) Executive shall receive a cash payment equal to the sum of one (1) times Executive’s Annual Base Salary, and one (1) times Executive’s Annual Bonus.
          (ii) Executive shall receive a cash payment equal to the premium cost that Executive would have to pay (for U.S.-based, at COBRA rates as in effect on Executive’s Termination Date) to continue the Company’s medical and dental coverage for Executive and, where applicable, Executive’s spouse and dependents, if receiving such coverage on Executive’s Termination Date, for a period of twelve (12) months following Executive’s Termination Date, plus an additional amount to fully gross-up Executive for any ordinary income and employment taxes that result from such payment, so that the after-tax amount that Executive will receive will be equivalent to the prevailing rates for such coverage.
          (iii) All stock options held by Executive will become fully vested and exercisable on the Termination Date, and, notwithstanding the terms of the Equity Compensation Plan then in effect, all such stock options shall remain exercisable for eighteen (18) months following Executive’s Termination Date.
          (iv) Executive shall receive any amounts earned, accrued or owing but not yet paid to Executive as of Executive’s Termination Date, including earned but unpaid base salary, unpaid reimbursements of business expenses, and accrued but unpaid vacation time, which shall be payable in a lump sum, and any benefits accrued or earned in accordance with the terms of any applicable benefit plans and programs of the Company.
          (v) Notwithstanding the foregoing, in the event that Executive is entitled to severance benefits by law, under an employment agreement, severance agreement or any other agreement(s) or arrangements, Executive shall only be entitled to severance payments under this Agreement to the extent such severance payments are in excess of the severance payments provided under any other agreement or arrangements.
          (vi) Any payments due pursuant to this Section 2 shall be made in a lump sum within sixty (60) days after Executive’s Termination Date.
          (c) Notice of Termination. Any termination on account of this Section 2 shall be communicated by a Notice of Termination to the other Parties hereto in accordance with Section 14.
     3. Release. Notwithstanding the foregoing, no such payments shall be made under Section 2 unless Executive executes, and does not revoke, the Company’s standard written release (the “Release”) of any and all claims against the Company and all related parties with respect to all matters arising out of Executive’s employment by the Company (other than any entitlements under the terms of this Agreement or under any other plans or programs of the Company in which Executive participated and under which Executive has accrued or become entitled to a benefit) or the termination thereof.
     4. Other Payments. The payments due under Section 2 hereof shall be in addition to and not in lieu of any payments or benefits due to Executive by law or under any other plan, policy or program of the Company, except that no payments shall be paid to Executive under the Company’s then current severance pay policies.
     5. Enforcement.
          (a) In the event that the Company shall fail or refuse to make payment of any amounts due Executive under Section 2 within the respective time periods provided therein, the Company shall pay to Executive, in addition to the payment of any other sums provided in this Agreement, interest, compounded daily, on any amount remaining unpaid from the date payment is required under Section 2 as appropriate, until paid to Executive, at the rate from time to time announced by the Wall Street Journal, as its “prime rate” plus 2%, each change in such rate to take effect on the effective date of the change in such prime rate.
          (b) It is the intent of the Parties that Executive not be required to incur any expenses associated with the enforcement of Executive’s rights under Section 2 of this Agreement by arbitration, litigation or other legal action because the cost and expense thereof would substantially detract from the benefits intended to be extended to Executive hereunder. Accordingly, the Company shall pay or advance payment to Executive the amount necessary to reimburse Executive in full for all expenses (including all attorneys’ fees and legal expenses) incurred by Executive in enforcing any of the obligations of the Company under this Agreement.
     6. No Mitigation. Executive shall not be required to mitigate the amount of any payment or benefit provided for in this Agreement by seeking other employment or otherwise, nor shall the amount of any payment or benefit provided for herein be reduced by any compensation earned by other employment or otherwise.
     7. Non-Exclusivity of Rights. Except as provided in Section 4, nothing in this Agreement shall prevent or limit Executive’s continuing or future participation in or rights under any benefit, bonus, incentive or other plan or program provided by the Company or any of its subsidiaries or affiliates and for which Executive may qualify.
     8. No Set-Off. The Company’s obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any circumstances, including, without limitation, any set-off, counterclaim, recoupment, defense or other right which the Company may have against Executive or others.
     9. Taxes. Any payment required under this Agreement shall be subject to all requirements of the law with regard to the withholding of taxes, filing, making of reports and the like, and the Company shall use its best efforts to satisfy promptly all such requirements.
     10. Minimization of Tax Burden. The Company shall use commercially reasonable efforts to structure any Change in Control in such a manner as to minimize the tax burden to the Executive.
     11. Term of Agreement. This Agreement shall be effective as of the date set forth above, and shall continue for a period of three (3) years, unless the Agreement is terminated sooner in accordance with the provisions set forth herein. In addition, the term of the Agreement shall automatically renew for periods of one year unless either party gives written notice to the other party, at least sixty (60) days prior to the end of the initial term or at least sixty (60) days prior to the end of any one-year renewal period, that the Agreement shall not be further extended; provided, however, that in the event a Change in Control occurs during the term of this Agreement, this Agreement shall remain in effect for eighteen (18) months following such Change in Control or until all of the obligations of the parties are hereunder satisfied or have expired, if later. The failure of the Company to renew this Agreement shall not be considered a termination of Executive’s employment under this Agreement and shall not give Executive grounds to terminate employment for Good Reason under this Agreement. Additionally, any indemnification agreement or any indemnification provision in any agreement to which Executive is a party, shall survive this Agreement.
     12. Successor Company. The Company shall require any successor or successors (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, by agreement in form and substance satisfactory to Executive, to acknowledge expressly that this Agreement is binding upon and enforceable against the Company in accordance with the terms hereof, and to become jointly and severally obligated with the Company to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession or successions had taken place. Failure of the Company to obtain such agreement prior to the effectiveness of any such succession shall be a breach of this Agreement. As used in this Agreement, the Company shall mean the Company as herein before defined and any such successor or successors to its business and/or assets, jointly and severally.
     13. Notice. All notices and other communications required or permitted hereunder or necessary or convenient in connection herewith shall be in writing and shall be delivered personally or mailed by registered or certified mail, return receipt requested, or by overnight express courier service, as follows:
If to the Company, to:	Eurand 790 Township Line Road, Suite 250 Yardley, PA 19067 Attn: General Counsel U.S.A.

If to Executive, to:	Robert Becker, MD
or to such other names or addresses as the Company or Executive, as the case may be, shall designate by notice to the other Parties hereto in the manner specified in this Section; provided, however, that if no such notice is given by the Company following a change in control, notice at the last address of the Company or to any successor pursuant to this Section 14 shall be deemed sufficient for the purposes hereof. Any such notice shall be deemed delivered and effective when received in the case of personal delivery, five days after deposit, postage prepaid, with the U.S. Postal Service in the case of registered or certified mail, or on the next business day in the case of overnight express courier service.

     14. Governing Law. This Agreement shall be governed by and interpreted under the laws of Italy without giving effect to any conflict of laws provisions.
     15. Contents of Agreement, Amendment and Assignment.
          (a) This Agreement sets forth the entire understanding between the Parties hereto with respect to the subject matter hereof and cannot be changed, modified, extended or terminated except upon written amendment executed by Executive and executed on the Company’s behalf by a duly authorized officer. The provisions of this Agreement may provide for payments to Executive under certain compensation or bonus plans under circumstances where such plans would not provide for payment thereof. It is the specific intention of the Parties that the provisions of this Agreement shall supersede any provisions to the contrary in such plans, and such plans shall be deemed to have been amended to correspond with this Agreement without further action by the Company or the Board.
          (b) Nothing in this Agreement shall be construed as giving Executive any right to be retained in the employ of the Company, or as changing or modifying the nature of Executive’s employment status.
          (c) All of the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective heirs, representatives, successors and assigns of the Parties hereto, except that the duties and responsibilities of Executive and the Company hereunder shall not be assignable in whole or in part by the Company. If Executive should die after his Termination Date and while any amount payable hereunder would still be payable to Executive hereunder if Executive had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to Executive’s estate.
     16. Severability. If any provision of this Agreement or application thereof to anyone or under any circumstances shall be determined to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions or applications of this Agreement which can be given effect without the invalid or unenforceable provision or application.
     17. Remedies Cumulative; No Waiver. No right conferred upon the Parties by this Agreement is intended to be exclusive of any other right or remedy, and each and every such right or remedy shall be cumulative and shall be in addition to any other right or remedy given hereunder or now or hereafter existing at law or in equity. No delay or omission by a Party in exercising any right, remedy or power hereunder or existing at law or in equity shall be construed as a waiver thereof.
     18. Miscellaneous. All section headings are for convenience only. This Agreement may be executed in several counterparts, each of which is an original. It shall not be necessary in making proof of this Agreement or any counterpart hereof to produce or account for any of the other counterparts.

     19. Section 409A.
          (a) Interpretation. Notwithstanding the other provisions hereof, this Agreement is intended to comply with the requirements of section 409A of the Code, to the extent applicable, and shall be interpreted to avoid any penalty sanctions under section 409A of the Code. Accordingly, all provisions herein, or incorporated by reference, shall be construed and interpreted to comply with section 409A and, if necessary, any such provision shall be deemed amended to comply with section 409A of the Code and the regulations thereunder. If any payment or benefit cannot be provided or made at the time specified herein without incurring sanctions under section 409A of the Code, then such benefit or payment shall be provided in full at the earliest time thereafter when such sanctions will not be imposed, but in no event for more than three (3) years. All payments to be made upon a termination of employment under this Agreement may only be made upon a “separation from service” under section 409A of the Code. For purposes of section 409A of the Code, each payment made under this Agreement shall be treated as a separate payment. In no event may Executive, directly or indirectly, designate the calendar year of payment.
          (b) Payment Delay. Notwithstanding any provision to the contrary in this Agreement, if required by section 409A, if on Executive’s Termination Date, Executive is a “specified employee” (as such term is defined in section 409A of the Code and its corresponding regulations) as determined by the Board (or its delegate) in accordance with its “specified employee” determination policy, then any cash severance payments payable to Executive under this Agreement that are deemed deferred compensation under section 409A of the Code shall be postponed for a period of six months following Executive’s separation from service with the Company (or any successor thereto). The postponed amounts shall be paid to Executive in a lump sum within thirty (30) days after the date that is six (6) months following Executive’s separation from service with the Company (or any successor thereto). If Executive dies during such six-month period and prior to payment of the postponed cash amounts hereunder, the amounts delayed on account of section 409A of the Code shall be paid to the personal representative of Executive’s estate within sixty (60) days after Executive’s death. No interest shall be paid on any amounts delayed pursuant to this subsection.
          (c) Other Agreement. Notwithstanding any provision to the contrary in this Agreement, in the event that Executive is entitled to severance payments under an employment agreement, severance agreement or any other agreement, to the extent required by section 409A of Code: (i) the severance payments provided under this Agreement shall be made in the same form as the severance payments provided under any other agreement and (ii) to the extent that, such other severance payments are subject to the six-month postponement period under section 409A of the Code, the severance payments provided under this Agreement shall also be subject to the six-month postponement period.
[Signature Page Follows]

     IN WITNESS WHEREOF, the undersigned, intending to be legally bound, have executed this Agreement as of the date first above written.

EURAND N.V.
By:	/s/ Simon Turton
	Name:	Simon Turton
	Title:	Director
	Date:	April 20, 2009

EURAND S.p.A.
By:	/s/ Mario Crovetto
	Name:	Mario Crovetto
	Title:	Director
	Date:	April 20, 2009

EXECUTIVE
By:	/s/ Robert Becker
	Name:	Robert Becker
	Title:	Chief Research Officer
	Date:	April 20, 2009